Exhibit 99.99

Amaya comments on media report regarding Italian operation

MONTREAL, March 11, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today provided clarification to a media report regarding a tax dispute involving the Italian operations of PokerStars.

The tax dispute relates to operations of PokerStars dating from before the acquisition of the company by Amaya in August, 2014. The merger agreement related to that transaction provides remedies to address certain income tax and other liabilities that might occur post-closing but stemming from operations prior to the date of acquisition, including monies held in escrow as initial sources for indemnification. The current tax dispute is something Amaya was aware of prior to the transaction. Amaya does not anticipate that these tax issues would apply to future fiscal periods. The company’s operations continue as usual on www.pokerstars.it and it remains focused on delivering the most popular online poker service in the Italian market.

ABOUT AMAYA

Amaya is the owner of Rational Group, which owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information: Investor inquiries: Tim Foran, 416.545.1325, ir@amaya.com; Media inquiries: Eric Hollreiser, press@amaya.com

CO: Amaya Inc.

CNW 13:44e 12-MAR-15